

March 29, 2022

Mason Weiler
Vice President - Accounting
Connect Invest II LLC
2140 E. Pebble Road, Suite 150
Las Vegas, NV 89123

> **Re: Connect Invest II LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed March 21, 2022**
> **File No. 024-11466**

Dear Mr. Weiler:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Ambrogi at 202-551-4821 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenneth Betts, Esq.